The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

Telephone (212) 907-6457

www.gracinmarlow.com

October 10, 2017

VIA EDGAR

United States Securities

   and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention: Mr. Christopher Edwards

Re:	Heat Biologics, Inc.

Registration Statement on Form S-1

Filed September 15, 2017

File No: 333-220470

Dear Mr. Edwards:

On behalf of our client, Heat Biologics, Inc. (the “Company”), we submit this letter in response to an oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission during our conversation with the Staff on September 20, 2017 relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

For ease of reference, the Staff’s oral comment is set forth in this letter in italics immediately before the response submitted on behalf of the Company, which oral comment has been incorporated into this response letter.  The Company is concurrently filing Amendment No. 1 to the Registration Statement, which reflects those changes made to the initially filed Registration Statement (i) in response to the Staff’s oral comment, and (ii) to update certain information.

SEC Oral Comment:

Incorporation of Certain Documents by Reference

1.

Please revise your disclosure in the section of the registration statement entitled “Incorporation of Certain Documents by Reference” to state that the registration statement incorporates by reference all documents listed therein and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, as amended (i) after the date of the amended registration statement and prior to effectiveness of the registration statement, and (ii) after the date of the prospectus and before the completion of the offering of the shares of the Company’s common stock included in the prospectus.

United States Securities
   and Exchange Commission

October 10, 2017

Company Reply:

The section entitled “Incorporation of Certain Documents by Reference” in Amendment No. 1 to the Registration Statement has been revised to respond to the Staff’s oral comment.

***

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457, or my colleague Patrick Egan at (914) 557-5574.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	Jeffrey Wolf
Chief Executive Officer of Heat Biologics, Inc.